Exhibit 99.1

PRESS RELEASE November 8, 2011 Eksportfinans 3rd quarter 2011: Solid results and high demand for loans Net interest income was NOK 1,105 million in the first nine months of the year, which is NOK 10 million higher than for the same period in 2010. This reflects a continued strong demand for financing from the industries served by Eksportfinans, and especially related to oil and gas projects. High level of disbursements of export related loans and strong results from operations New disbursements amounted to NOK 24.8 billion in the first nine months of 2011, compared to NOK 21.2 billion for the corresponding period in 2010. The volume of outstanding export loans was NOK 112.8 billion at September 30, 2011, compared to NOK 99.8 billion at December 31, 2010, and NOK 92.7 billion at September 30, 2010. Net profit according to IFRS totaled NOK 374 million in the first nine months of 2011, compared to NOK 177 million for the same period in 2010. Adjusted for unrealized and realized gains and losses the profit totaled NOK 678 million at September 30, 2011, which was NOK 30 million higher than at the same time last year. Another one year temporary exemption from EU’s EU’s capital requirement directive regulation in December 2010. The directive implies that the maximum exposure (guaranteed by banks) Eksportfinans is allowed to have per single client is reduced by 80 percent, from NOK 6.5 billion to NOK 1.3 billion at September(based 30, 2011). Since on January the this year Eksportfinans has been subject to a temporary exemption, valid until December 31, 2011. In a common press release from the Ministry of Finance and Ministry of Trade and Industry dated October 19, 2011, the temporary exemption was extended by one year, until December 31, 2012. Concurrently, the Authorities announced that they found no grounds for granting Eksportfinans a permanent exemption at the expiration of the temporary exemption period. Eksportfinans will use the temporary exemption period to adapt to the regulations towards December 31, 2012. As requested by the Authorities, a capital increase will be considered among other alternatives. At September 30, 2011, the capital adequacy ratio was 16.5 percent versus 14.4 percent at the same time last year. Downgrade by Moody’s On October 28, 2011, Moody’s Services downgraded Investor Eksportfinans with two notches from Aa1 to Aa3. The rating is placed on review for further downgrade. The rating action follows the Norwegian Ministry of Finance’s decision the regulations on large exposures in the EU’s Capital Requirement Directive.

Key figures:

	First nine months 2011	First nine months 2010
New loans disbursed	NOK 24.8 billion	NOK 21.2 billion
New bond debt issued	NOK 45.4 billion	NOK 56.2 billion
Total assets at end of period	NOK 226.4 billion	NOK 232.2 billion
Capital adequacy at end of period	16.5 %	14.4 %
Net interest income	NOK 1,105 million	NOK 1,095 million
Profit for the period	NOK 374 million	NOK 177 million
Profit excluding unrealized gains/losses on financial instruments	NOK 678 million	NOK 648 million

The complete financial report for the third quarter 2011 is available at www.eksportfinans.no

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For further information, please contact:

President and CEO Gisèle Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no
EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.